UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Cogint, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

19241Q101

(CUSIP Number)

Daniel Barsky, Esq.

Cogint, Inc.

33 Whitehall Street, 15th Floor

New York, NY 10004

(646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19241Q101	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000
	8.	SHARED VOTING POWER 18,734,874 (1)
	9.	SOLE DISPOSITIVE POWER 50,000
	10.	SHARED DISPOSITIVE POWER 18,734,874 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,784,874 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Frost Gamma Investments Trust (“Gamma Trust”) beneficially owns 18,734,874 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018

CUSIP No. 19241Q101	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,734,874 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,734,874 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,734,874 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Gamma Trust beneficially owns 18,734,874 shares. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 75,941,291 shares of the Company’s common stock outstanding as of March 19, 2018

CUSIP No. 19241Q101	Page 4 of 7

This Amendment No. 19 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016, Amendment No. 17 to the Schedule 13D filed on December 28, 2016, and Amendment No. 18 to the Schedule 13D filed on December 22, 2017 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Gamma Trust (collectively, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is deleted in its entirety and replaced with the following text:

This Amendment is being filed jointly on behalf of Dr. Phillip Frost, M.D., an individual residing in the State of Florida, and Gamma Trust, of which Dr. Frost is the sole trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

In connection with the Spin-off as further described in Item 6 below, the Reporting Persons are a party to a Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and certain other non-reporting stockholders, effective as of March 26, 2018 (the “Effective Date”), pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of Mr. Ryan Schulke’s nominees for the Issuer’s board of directors (the “Stockholders’ Agreement”). As a result, the Reporting Persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Ryan Schulke and certain of his affiliates, and Matthew Conlin and certain of his affiliates (collectively, the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that certain of the Separately Filing Group Members are each filing separate Schedule 13Ds under the Exchange Act when required to do so.

Previously, the Reporting Persons and the Separately Filing Group Members were party to that certain stockholders’ agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser, which was terminated on the Effective Date, and is superseded by the Stockholders’ Agreement.

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Suite 1500, Miami, FL 33137. Dr. Frost is a United States citizen. Gamma Trust is a Florida trust.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of (i) the delivery of 3,000,000 shares of the Issuer’s common stock underlying vested Restricted Stock Units (“RSUs”) in connection with Dr. Frost’s resignation as a director of the Issuer effective March 12, 2018 and (ii) the vesting of 33,333 RSUs in connection with the Spin-off, which resulted in the issuance of an aggregate of 3,033,333 shares of the Issuer’s common stock to the Reporting Persons and resulted in the change in the Reporting Persons’ percentage of beneficial ownership by more than 1% .

Item 4.	Purpose of Transaction.

Item 4 is deleted in its entirety and replaced with the following text:

The information regarding the Reporting Persons’ purchase of additional shares of the Issuer’s common stock in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the Issuer’s common stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of the Issuer’s common stock, or securities convertible into the Issuer’s common stock. The Reporting Persons reserve the right to, and may

CUSIP No. 19241Q101	Page 5 of 7

in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Issuer’s common stock which they now own or may hereafter acquire.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 18,784,874 shares of common stock of the Issuer, in the aggregate, representing 24.7% of the Issuer’s common stock.

As of the date hereof, Dr. Frost beneficially owned 18,784,874 shares of common stock of the Issuer, representing 24.7% of the Issuer’s common stock, which includes 18,734,874 shares held by Gamma Trust. Dr. Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The parties to the Stockholders’ Agreement, including the Reporting Persons and the Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 42.9% of the 75,941,291 shares of common stock outstanding. Shares of common stock listed as beneficially owned by the Reporting Persons excludes shares of common stock held by any of the other parties to the Stockholders’ Agreement, including the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

As of the date hereof, Gamma Trust beneficially owned 18,734,874 shares of common stock of the Issuer, representing 24.7% of the Issuer’s common stock.

The percentage of beneficial ownership is based upon 75,941,291 shares of common stock of the Issuer outstanding as of March 19, 2018.

(b) Each of the Reporting Persons has the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 18,784,874 shares of common stock of the Issuer beneficially held by the Reporting Persons. The securities discussed above are owned of record by Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by Gamma Trust.

In addition, Dr. Frost has the sole power to dispose or direct the disposition of 50,000 shares of common stock of the Issuer.

The filing of this statement shall not be construed as an admission that Dr. Frost or Gamma Trust is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraphs to the end of the item:

On March 26, 2018, in connection with a spin-off transaction (the “Spin-off”) of the Issuer, 100% of the common stock of Red Violet, Inc. (“Red Violet”), formerly a wholly-owned subsidiary of the Issuer, was distributed pro rata to holders of the Issuer’s common stock and certain warrants. Holders of the Issuer’s common stock received one share of the Issuer’s common stock for each 7.5 shares of cogint common stock held as of the close of business on March 19, 2018, the record date for the Spin-off (the “Record Date”).

CUSIP No. 19241Q101	Page 6 of 7

Before the Record Date, the Issuer accelerated the vesting of all outstanding RSUs and stock options owned by employees or independent contractors of the Issuer and delivered all shares of common stock underlying such RSUs and stock options exercised before the Record Date, so that such shares participated in the Spin-off pro rata.

As of the Effective Date, in connection with the Spin-off, certain stockholders of cogint entered into the Stockholders’ Agreement, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of the Mr. Schulke’s nominees for the Issuer’s board of directors.

The information set forth above in Item 3 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated April 6, 2018 by and between the Reporting Persons.

Exhibit 99.2	Stockholders’ Agreement, dated March 26, 2018, by and among Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen, Matthew Koncz, Gamma Trust and Dr. Frost.

CUSIP No. 19241Q101	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: April 6, 2018	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee